NSAR
Question 77C

AllianceBernstein Bond Fund, Inc.
- Corporate Bond Portfolio

                                     A description of the proposal
A Special Meeting of Shareholders    and number of shares voted
of AllianceBernstein Corporate       at the meeting follows.
Bond Portfolio was held on           The proposal was approved
November 5, 2007 and adjourned 	     by shareholders.
until November 16,2007


                                                            Abstain/
                                                            Broker
                                   Voted for    Against     Non-Votes
							    Withheld

1.  Acquisition of                 20,104,608   1,106,281   3,924,690
    Corporate Bond by
    AllianceBernstein
    High Income Fund, Inc.